UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Windtree Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

97382D204

(CUSIP Number)

December 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97382D204	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Center Laboratories, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER
1,239,088
	(6)	SHARED VOTING POWER
304,176 (1)
	(7)	SOLE DISPOSITIVE POWER
1,239,088
	(8)	SHARED DISPOSITIVE POWER
304,176 (1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,543,264 (1)(2)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.4% (2)
(12)	TYPE OF REPORTING PERSON

CO

(1)	Consists of Series G and Series J warrants to purchase an aggregate of 304,176 shares of Common Stock of the Issuer (the “Warrants”) held by Bioengine Capital Inc., which is 58.6% owned by Center Laboratories, Inc..
(2)	Calculations are based upon 28,268,926 shares of Common Stock of the Issuer (“Common Stock”) outstanding as of November 10, 2021, as disclosed by the Issuer on its Quarterly Report on Form 10-Q for the period ended on September 30, 2021 (the “Form 10-Q”). For the purposes of this calculation, we have included the Warrants.

CUSIP No. 97382D204	Schedule 13G

(1)	NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bioengine Capital Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5)	SOLE VOTING POWER
0
	(6)	SHARED VOTING POWER
304,176
	(7)	SOLE DISPOSITIVE POWER
0
	(8)	SHARED DISPOSITIVE POWER
304,176
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

304,176
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.1% (3)
(12)	TYPE OF REPORTING PERSON

CO

(3)	Calculations are based upon 28,268,926 shares of Common Stock of the Issuer outstanding as of November 10, 2021, as disclosed by the Issuer on the Form 10-Q. For the purposes of this calculation, we have included the Warrants.

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on December 21, 2018 by the Reporting Persons. On December 30, 2021, Bioengine Capital Inc. sold 1,239,088 shares of Common Stock (including 55,172 shares of Common Stock that Bioengine Capital Inc. purchased from the Issuer on May 20, 2020) to Center Laboratories, Inc., which owns 58.6% of Bioengine Capital Inc. As a result, this Amendment is being filed to report the results of the foregoing transaction and that Bioengine Capital Inc. has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment constitutes an exit filing for Bioengine Capital Inc.

CUSIP No. 97382D204	Schedule 13G

ITEM 1 (a) NAME OF ISSUER:

Windtree Therapeutics, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

2600 Kelly Road, Suite 100

Warrington, PA 18976

ITEM 2 (a) NAME OF PERSONS FILING:

(i)	Center Laboratories, Inc.
(ii)	Bioengine Capital Inc.

The Reporting Persons have entered into a Joint Filing Agreement, dated March 19, 2019, a copy of which was filed as Exhibit B to the Schedule 13G filed by the Reporting Persons on March 21, 2019. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

(i)	Center Laboratories, Inc.:

7th Fl., No.3-2, Park St., Nangang Dist.

Taipei City, Taiwan 11503

(ii)	Bioengine Capital Inc.:

7th Fl., No.3-2, Park St., Nangang Dist.

Taipei City, Taiwan 11503

ITEM 2 (c) CITIZENSHIP:

(i)	Center Laboratories, Inc.: Taiwan.
(ii)	Bioengine Capital Inc.: Taiwan.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Common Stock.

ITEM 2 (e) CUSIP NUMBER:

97382D204

ITEM 3 IF 7THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______

ITEM 4 OWNERSHIP

Information with respect to the beneficial ownership of securities of the Issuer by Center Laboratories, Inc. and Bioengine Capital Inc., respectively, is incorporated by reference to items (5) - (9) and (11) of the respective cover page of Center Laboratories, Inc. and Bioengine Capital Inc.

As reported in the cover pages to this report, the ownership information with respect to Center Laboratories is as follows:

(a) Amount Beneficially Owned: 1,543,264

(b) Percent of Class: 5.4%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,239,088

(ii) Shared power to vote or to direct the vote: 304,176

(iii) Sole power to dispose or to direct the disposition of: 1,239,088

(iv) Shared power to dispose or to direct the disposition of: 304,176

As reported in the cover pages to this report, the ownership information with respect to Bioengine Capital Inc. is as follows:

(a) Amount Beneficially Owned: 304,176

(b) Percent of Class: 1.1%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 304,176

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 304,176

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Explanatory Note: This Amendment is being filed to report that the Bioengine Capital Inc. has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The beneficial ownership for Bioengine Capital Inc. described in this Schedule 13G is based on Warrants representing rights to purchase 304,176 shares of Common Stock issued directly to Bioengine Capital Inc.

Center Laboratories, Inc. owns 58.6% of the equity interest in Bioengine Capital Inc. The beneficial ownership percentage of Center Laboratories, Inc. described in this Schedule 13G is based on Center Laboratories, Inc.’s direct ownership of 1,239,088 shares of the Common Stock, and indirect ownership through Bioengine Capital Inc, of Warrants representing rights to purchase 304,176 shares of Common Stock. A statement regarding the identification of Bioengine Capital Inc. is attached hereto as Exhibit A.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Item 6.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable.

ITEM 9   NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2022

Bioengine Capital Inc.

By:	/s/ Lin, Jung-Chin
	Name:	LIN, JUNG-CHIN
	Title:	CHAIRMAN

Center Laboratories, Inc.

By:	/s/ Lin, Jung-Chin
	Name:	LIN, JUNG-CHIN
	Title:	CHAIRMAN

EXHIBIT A

Subsidiary

Center Laboratories Inc., which owns 58.6% of the equity interest in Bioengine Capital Inc., is filing this Schedule 13G based on its direct ownership of 1,239,088 shares of the Common Stock, and indirect ownership through Bioengine Capital Inc, of Warrants representing rights to purchase 304,176 shares of Common Stock.